Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated June 17, 2008

Registration Statement No. 333-151722

Contacts:
Devra Shapiro	Stephanie Carrington/Jared Hoffman
IPC The Hospitalist Company, Inc.	The Ruth Group
(818) 766-3502	646-536-7017/7013
scarrington@theruthgroup.com
jhoffman@theruthgroup.com

IPC The Hospitalist Company, Inc. Provides Second Quarter 2008 Outlook

North Hollywood, CA – June 17, 2008 – IPC The Hospitalist Company, Inc. (NASDAQ: IPCM), a leading national hospitalist physician group practice, today announced that it continues to experience favorable trends in patient encounters and expects second quarter 2008 net revenues to be in the range of $57 million to $59 million and operating income to be in the range of $4.2 million to $4.6 million. Absent the impact of acquisitions, the Company typically experiences a pattern of seasonality with net revenue and practice contribution in the first and fourth quarters of the year higher than those in the second and third quarters. The Company expects this pattern to continue and believes it is primarily due to the following factors:

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the number of physicians the Company has on staff during the quarter, which may fluctuate based upon the timing of hires caused by the end of the academic year for graduating resident physicians and the schedule of the Internal Medicine Board exams and terminations in our existing practices; and

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fluctuations in patient encounters which are impacted by hospital census and physician productivity and often reflect seasonality due to the higher occurrence of such illnesses as flu and pneumonia in patient populations in the first quarter.

As previously disclosed, the Company continues to invest in its infrastructure and expects to incur approximately $0.5 million to $0.6 million in incremental recurring quarterly expenses over first quarter 2008, excluding the $0.3 million related to a non-recurring IPO management bonus. In general, the incremental expense comprises continued physician leadership functions, ongoing investment in billing functions and increased stock compensation expense. The Company continues to gain operating leverage as its expenses continue to decline as a percentage of year-to-date revenues.

This outlook does not include new market acquisitions. The Company does not intend to provide information about its quarterly outlook going forward and undertakes no obligation following the date of this press release to update or revise any such statements or projections whether as a result of new information, future events, or otherwise. The Company’s outlook for the second quarter is based upon assumptions that the Company’s management believes reasonable, but there can be no assurance that these future results will be achieved.

About IPC The Hospitalist Company

IPC The Hospitalist Company, Inc. (NASDAQ: IPCM) is a leading national physician group practice company focused on the delivery of hospitalist medicine services. IPC’s physicians and affiliated providers manage the care of hospitalized patients in coordination with primary care physicians and specialists. The Company provides its hospitalists with the comprehensive training, information technology, and management support systems necessary to improve the quality and reduce the cost of inpatient care in the facilities it serves. For more information, visit the IPC website at www.hospitalist.com.

IPC filed a Registration Statement on Form S-1 (including a prospectus) on June 17, 2008 with the SEC for the offering to which this communication relates. Before you decide to invest in our common stock, you should read the entire prospectus in that registration statement, including the section entitled “Risk Factors,” and the other documents we have filed with the SEC for more complete information about the issuer and this offering. To review our current Registration Statement and the prospectus, click the following link on the SEC Web site at www.sec.gov (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site): http://www.sec.gov/Archives/edgar/data/1410471/000119312508135279/ds1.htm. Alternatively, when available, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting the Credit Suisse Prospectus Department at One Madison Avenue, New York, NY 10010, (800) 221-1037, or the Jefferies & Company Prospectus Department at 520 Madison Avenue, New York, NY 10022, (888) 449-2342.

Our Central Index Key, or CIK, on the SEC Web site is 0001410471.

Safe Harbor Statement

Certain statements and information in this press release may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release may include, but are not limited to, those statements set forth above regarding projected operating results, revenues, expenses and seasonality. Forward-looking statements are often characterized by terminology such as “believe”, “hope”, “may”, “anticipate”, “should”, “intend”, “plan”, “will”, “expect”, “estimate”, “project”, “positioned”, “strategy” and similar expressions. Any forward-looking statements are necessarily based on a variety of estimates and assumptions which, though considered reasonable by the Company, may not be realized and are inherently subject to significant business, economic, competitive, industry, regulatory, market and financial uncertainties and contingencies, many of which are and will be beyond IPC’s control. Important risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by any forward-looking statements are described in IPC’s most recent Annual Report on Form 10-K, including the section titled “Risk Factors,” and actual results could differ materially from those anticipated in forward-looking statements.

In particular the following risks and uncertainties may have such an impact:

•	failure to comply with complex and intensive government regulation of our industry;

•	the ability of our affiliated hospitalists to appropriately document services they provide;

•	the adequacy of our insurance coverage and insurance reserves;

•	our ability to recruit and retain qualified physicians;

•	our ability to successfully integrate new acquisitions;

•	the effect of changes in rates or methods of third-party reimbursement; and

•	the high level of competition in our industry.

IPC undertakes no obligation following the date of this press release to update or revise any such statements or projections whether as a result of new information, future events, or otherwise.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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